

June 23, 2011

Via E-mail
Sergiu Pojoga
President, Treasurer and Secretary
Mericol, Inc.
5795 Ave. Decelles
Suite 511
Montreal, QC H3S2C4
Canada

> **Re: Mericol, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 9, 2011**
> **File No. 333-173972**

Dear Mr. Pojoga:

We have reviewed your responses to the comments in our letter dated June 2, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Calculation of Registration Fee, page 2

1. We note your response to our prior comment 1. Please revise to clarify which subsection of Rule 457 you did calculate the fee under.

Outside Front Cover Page of Prospectus, page 3

2. We note your response to our prior comment 4. Please refer to the second to last paragraph. Please remove the second through fifth sentences, beginning with "Accordingly, if we file for bankruptcy . . . ." through the sentence that begins, "If that happens, you will lose your investment . . . ," as that is not responsive to Item 501 of Regulation S-K.

Prospectus Summary, page 5

Mericol, Inc., page 5

3. Please remove the footnotes throughout with the citations to the Wikipedia website.

4. Please revise to state where you intend to offer your services.

5. We note your response to our prior comment 8 and reissue. Please state that it is your belief that three-dimensional printing technologies are "more affordable and easier to use than other additive manufacturing technologies."

The Offering, page 6

6. Under "Duration of the Offering," please clarify that the offering shall terminate on the earlier of when the offering period ends (180 days from the effective date of the prospectus, unless extended by your board for an additional 90 days) or the two other situations you have disclosed here. Similarly revise under "Offering Period and Expiration Date," at page 19.

Risk Factors, page 8

7. We note your response to our prior comment 12 and we reissue in part. Please add a risk factor that discusses the risks caused by the current economic condition and how it may affect your ability to obtain financing as you disclose that you will require additional financing to complete your plan of operation.

Use of Proceeds, page 15

8. Please revise the opening paragraph to clarify that the following table also sets forth the use of proceeds if 25% and 75% of the securities are sold.

9. Please revise to clarify what you mean by "full funding" on page 15. In this regard, we note your disclosure on page 5 that you will need to obtain additional financing in order to complete your business plan. Please discuss the need for any additional funding in your Plan of Operations section.

Management's Discussion and Analysis or Plan of Operation, page 20

10. Please reconcile your disclosure in the fourth paragraph of this section that if you sell 50% of the securities offered for sale in this offering, the proceeds will satisfy cash requirements for 12 months and that, if you sell 100% of the shares in this offering, you believe the money will last for more than a year and also provide funds for growth strategy with your disclosure on page 5 that you will need to obtain additional financing in order to complete your business plan.

Plan of Operation, page 21

11. We note your disclosure on page 20 that, if you sell 100% of the shares in this offering, you will have funds to develop and penetrate new products, services and markets. Please revise to disclose your plans for penetrating new products, services and markets,

including a timeline and the cost of such activities and any necessary financing. If financing is not currently available, please state that.

Set up Office, Time Frame: 3rd-5th months. Minimum costs $2,000, page 22

12. We note your response to our prior comment 28 and reissue in part. Please revise this section to clarify how this step in your plan of operations and the associated costs will change in the event you sell all of the shares offered. For example, please disclose if you would rent a larger office and/or purchase additional equipment.

Purchase Pcs, Software and 3D printer. Time frame: 5th – 6th. Estimated cost $15,500, page 22

13. Please revise the title of this section to clarify that $15,500 is the minimum cost for the computers, software and 3D printer or advise.

Commence Marketing Campaign. Time Frame: 8th -12th months. Minimum cost $1,500, page 22

14. We note your disclosure on page 28 regarding you intention to market and advertise your product on your website and your intention to promote your website by displaying it on your promotion materials. Please discuss your plans to produce promotional materials and your plans to market and advertise your product on your website, including a timeline and estimated costs of these plans.

Business, page 26

Revenues, page 29

15. We note your disclosure on page 29 regarding the cost of sterling silver. However, on page 26, you disclose that fused deposition modeling creates models by depositing heated plastic layer-by-layer to form the desired shape. Please advise.

Agreement, page 30

16. Please revise to clarify whether you have agreed to complete the order by a specific time.

Certain Transactions, page 38

17. Please reconcile your disclosure on page 38 that the amount borrowed from Mr. Pojoga is not due on demand with your disclosure on page 47 that such amount is due on demand.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Thomas E. Stepp, Jr.
        Stepp Law Corporation